Atmos Home Inc.



ANNUAL REPORT

2308 Circuit Way
Brooksville, FL 34604
http://atmoshome.com/

This Annual Report is dated October 21, 2019.

BUSINESS

Corporate Overview

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos Home designs and manufactures hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful platform, and multiple communication standards to make the Atmos home control system compatible with most smart home devices.

Sales, Supply Chain, & Customer Base

Initial "Go-to-market" has been accomplished via a product pre-launch sales campaign, as has become common in the tech hardware industry. Post-launch product sales will be accomplished through our website, online marketplaces such as Amazon, and possibly through smart-home focused retailers such as Best Buy, Target, and Lowes. Supply chain will be a combination of traditional electronic component suppliers and subcontract manufacturers for some modules. Atmos' initial customer base will be those so-called "early adopters" who are looking to upgrade their home to a smart home and find themselves frustrated with the lack of control options for their connected devices.

Competition

1) Smart Home Hubs

Hubs such as SmartThings and Wink provide connectivity to an array of smart home devices, controllable from a central smartphone app. While their products do support multiple protocols, a great deal of configuration and know-how is required by the end user. In addition, they are typically just a "white box" with no interactivity through a touchscreen, microphone, sensors, camera, etc.

2) Custom Home Automation

These companies produce proprietary smart home control systems focusing on high-end custom installations typically costing over $12K, versus an AtmosControl for $299. These systems can only be purchased from and installed by an authorized dealer, and any future configuration changes require the dealer for reprogramming. Their customers are required to buy their hardware and cannot bring their own off-the-shelf devices, like Ring, Nest, Hue, and others.

3) Smart Speakers

Voice-enabled virtual assistants (smart speakers) are compatible with many smart home devices, however, only they only control devices using WiFi and Bluetooth, leaving out a large percentage of home automation devices which communicate primarily over the Zigbee and Z-Wave protocols.

Liabilities and Litigation

Atmos Home does not currently carry any significant liabilities and is involved in no litigation at this time.

The Team

Mark Lyle	CEO / CTO / Director
Chris Ladwig	Chief Design Officer / Director
Dean Gebert	Chief Marketing Officer

Mark Lyle

Mark is a serial entrepreneur and has been a part of the electronics design and manufacturing industry for over 20 years as a leading software and automation engineer. Mark previously co-founded Universal Microwave Corp. which was acquired by Radio Frequency Micro Devices in 2008 for $24.1M, and subsequently by Qorvo(Nasdaq: QRVO). Mark has developed devices such as factory automation robotics all the way to guidance system components for NASA. While at Universal, Mark led the electronics manufacturer from inception to producing 20K devices per week at the time of acquisition.

Chris Ladwig

Chris is an award-winning Art Director and Product Designer with a focus on branding and packaging and has had his work featured in some of the top design publications. He's won multiple local, regional and even a few national awards in the American Advertising Federation. Chris also served as Senior Art Director at Push, a full-service advertising agency, from July 2015 until April 2017, designing 2 of Oprah's Favorite Things.

Dean Gebert
Dean is a Product and Marketing Executive with nearly 20 years of launching, scaling, and advising startups and companies. Fortunate to have 3 exits as a Co-Founder, or member of the Executive Team.

Related Party Transactions
The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- Technology Adoption

  The market for smart home products is growing rapidly, but if demand for the company's product fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability.

- Competition
  We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- Key Personnel
  The success of the business is heavily dependent on the work and leadership of our key management personnel, specifically Mark Lyle, the inventor of our products, and Chris Ladwig, our product designer. If either of these individuals were to leave the company, it would be difficult to replace them, and the business would be harmed. We will also need to retain additional highly skilled personnel if we are to achieve effective growth. Our future success will depend upon our ability to identify, hire, develop, motivate, and retain these highly skilled individuals in all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that some of our competitors may attempt to hire our employees and officers, all of whom are at-will employees and not parties to employment agreements with the company.

- Product Development

We are currently in the research and development phase and have not yet manufactured a customer-ready prototype of our product. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

- Subsequent Financing
  The company may need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the company's common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of the company's common stock. In addition, if the company needs to raise additional equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment, including the possibility of a lower purchase price.

- Limited Transferability and Liquidity
  Each investor agrees that it will acquire the company's common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's common stock and no market is expected to develop.

- Management Discretion as to Use of Proceeds
  The company's success will be substantially dependent upon the discretion and judgment of our management team with respect to the application allocation of the proceeds of the offering. The use of proceeds described below is an estimate base on our current business plan. The company, however, may find it necessary to re-allocate portions of the net proceeds reserved from one category to another, and we will have broad discretion in doing so.

- Forward Looking Information
  Any projection or forward-looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations and have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore,

actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- Procurement of Parts and Materials
Putting new hardware into production always carries some element of risk, due to either manufacturing issues or procurement issues, and Atmos Home Inc. has made an effort to minimize this risk. Delay in obtaining required materials or components may adversely affect our production schedule, and impact revenue. The loss of a key vendor might require engineering redesign that would delay meeting our production and sales goals. In order to mitigate these risks, we have avoided use of proprietary or sole-sourced components wherever possible.

- Performance and Reliability of Contractors
The company will rely on independent contractors for substantial parts of its production, so long-term success is contingent on the performance and reliability of these parties. The company will mitigate this risk through personal supervision of independent contractors to the greatest degree possible.

- Marketing Campaign Risks
Our sales forecasts our contingent on the implementation of a successful marketing campaign to potential customers, and an effective PR campaign to raise the company profile. Competitors with a more established presence in the market will have a mind share advantage among potential customers that we will have to counter through advertising. The advertising campaign will stress the benefits of the superior design and technology incorporated in our products, to distinguish them from the   traditional designs offered by competitors.

- Expansion and Retention of Management Team
The successful completion of our production and marketing goals is contingent on the expansion of our management team, in particular with regard to manufacturing management and marketing management. Failure to acquire and retain these key personnel could adversely affect operations and cause a delay in meeting our goals.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership
- Mark Lyle - 42.88% ownership, Common Stock
- Luminance Investment Holdings, LLC – 23.92% ownership, Common Stock

Classes of securities
- Common Stock: 1,541,519

Voting Rights

Holders of the company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the board of directors from time to time based upon the results of our operations and our financial condition and any other factors that the board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments

Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Florida Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if any at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that   you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of shares   outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities
For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Financial Statements
Our financial statements can be found attached to this document as Exhibit A. The financial review covers the periods ending in December 31, 2017 and December 31, 2018.

Results of Operation
Year ended December 31, 2018 compared to year ended December 31, 2017.

Revenue
The company produced no revenue during 2018, as the company was still in development of its first product. The company expects to begin pre-selling its products and generating revenue in 2019.

Expenses
The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development

expenses. Expenses in 2018 increased approximately $327,000 from 2017. Approximately $145,000 of this increase was due to increased compensation and benefits costs as the company hired multiple new employees. Approximately $90,000 of this increase was due to increased spending on marketing and sales activity. Approximately $36,000 of this increase was due to increased R&D expenses, and approximately $35,000 in facility rent, upgrades for manufacturing, and utilities, as the company was not leasing its own facility in 2017.

Financial Milestones
The company will spend a majority of its funding on continued research and development, marketing, and capital purchases related to the production of the Atmos Home Control System, in addition to compensation and benefits as the company expects to hire multiple new employees, primarily in the R&D and manufacturing departments. The company is forecasting annual revenue under $1 million for 2019, $10.2 million in 2020, and $32.7 million in 2021, based on a tentative production schedule that calls for the first Atmos Home Control Systems entering production in late 2019. Projected shipments of the Atmos Home Control System are 1,000 units in 2019, 23,000 units in 2020, and 64,000 units in 2021 at an average sale price of $329 per unit. Based on these sales projections, the company anticipates that it will achieve positive cash flow by the end of 2020. The companies' next financial milestones will be achieved with the launch of additional Atmos Home products currently in development including the AtmosSwitch, a smart light switch which the company is projecting will go into production in late 2020. The company will also continue to invest in the development of additional products to further enhance the Atmos product line.

Liquidity and Capital Resources
The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. The company will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness
The company does not have any material indebtedness.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 21, 2019.

ATMOS HOME INC.

By: _Mark Lyle_____
Title: Chief Executive Officer

_____

EXHIBIT A

FINANCIAL STATEMENTS

STRASSMAN CONSULTING, LLC

2035 SUNSET LAKE ROAD, SUITE B-2

NEWARK, DE 19702

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders' of
Atmos Home Inc.

We have reviewed the accompanying statement of financial condition of Atmos Home Inc. (the Company") as of August 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Strassman Consulting, LLC

Hunter Strassman, CPA

October 10, 2019

ATMOS HOME INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AUGUST 31, 2019

Atmos Home Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheet	3
Statement of Operations	4
Statement of Stockholders' Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7

Atmos Home Inc.

BALANCE SHEET

As of August 31, 2019

	AUG 23 - DEC 31, 2017	JAN - DEC 2018	JAN - AUG, 2019
ASSETS			
Current Assets			
Bank Accounts			
0900 BUSINESS CK (7080)	2.38	162,204.30	140,697.68
Cash			0.00
Total Bank Accounts	**$2.38**	**$162,204.30**	**$140,697.68**
Other Current Assets			
Uncategorized Asset		0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**	**$0.00**
Total Current Assets	**$2.38**	**$162,204.30**	**$140,697.68**
Fixed Assets			
Computers			3,198.59
Furniture and Fixtures		149.08	1,152.08
Total Fixed Assets	**$0.00**	**$149.08**	**$4,350.67**
Other Assets			
Deposits - Rent		1,500.00	1,500.00
Total Other Assets	**$0.00**	**$1,500.00**	**$1,500.00**
TOTAL ASSETS	**$2.38**	**$163,853.38**	**$146,548.35**
LIABILITIES AND EQUITY			
Liabilities			
Current Liabilities			
Other Current Liabilities			
Direct Deposit Payable			0.00
Payroll Liabilities			
Federal Taxes (941/944)			0.00
Federal Unemployment (940)			158.91
FL Unemployment Tax			64.22
Total Payroll Liabilities			**223.13**
Pre-order Sales Deposits			288,190.58
Total Other Current Liabilities	**$0.00**	**$0.00**	**$288,413.71**
Total Current Liabilities	**$0.00**	**$0.00**	**$288,413.71**
Total Liabilities	**$0.00**	**$0.00**	**$288,413.71**
Equity			
Capital Contributions	18,953.82	528,776.13	836,748.35
Retained Earnings		(18,951.44)	(364,922.75)
Net Income	(18,951.44)	(345,971.31)	(613,690.96)
Total Equity	**$2.38**	**$163,853.38**	**$ (141,865.36)**
TOTAL LIABILITIES AND EQUITY	**$2.38**	**$163,853.38**	**$146,548.35**

Accrual Basis

Atmos Home Inc.

STATEMENT OF OPERATIONS

August 23, 2017 - August 31, 2019

	AUG 23 - DEC 31, 2017	JAN - DEC 2018	JAN - AUG, 2019	TOTAL
Income				
Total Income				**$0.00**
GROSS PROFIT	**$0.00**	**$0.00**	**$0.00**	**$0.00**
Expenses				
Advertising & Promotion	11,375.68	101,023.90	112,253.39	$224,652.97
Bank Charges & Fees	32.99	604.37	232.20	$869.56
Contractor	5,980.00	140,475.66	149,493.49	$295,949.15
Equipment Lease		3,093.34	12,227.20	$15,320.54
Facility Improvements & Maintenance	60.00	8,660.60	16,230.03	$24,950.63
Facility Rent		21,505.51	25,242.88	$46,748.39
Furniture Lease		726.82	119.44	$846.26
Infrastructure as a Service Expenses			1,576.14	$1,576.14
Insurance - General		101.65	853.52	$955.17
Insurance - Health			14,031.08	$14,031.08
Internet/Phone		1,076.17	1,387.10	$2,463.27
Legal & Professional Services	1,000.00	4,000.00	2,357.85	$7,357.85
Licenses and Fees		758.75		$758.75
Office Supplies		4,646.48	5,037.25	$9,683.73
Payroll Expenses		11,488.76	90,073.61	$101,562.37
Taxes			6,002.23	$6,002.23
Wages			67,035.92	$67,035.92
Total Payroll Expenses		**11,488.76**	**163,111.76**	**$174,600.52**
Public Relations			1,836.36	$1,836.36
R&D Expenses	376.50	36,269.88	66,461.09	$103,107.47
Recruiting			4,098.87	$4,098.87
Reimbursements			2,448.94	$2,448.94
Seminars & Trainings		234.90	24.99	$259.89
Shipping		165.58	2,270.43	$2,436.01
Software	14.95	2,255.68	4,291.34	$6,561.97
Travel		4,314.98	22,186.77	$26,501.75
Travel Meals	111.32	1,868.18	4,627.12	$6,606.62
Utilities		2,700.10	1,291.72	$3,991.82
Total Expenses	**$18,951.44**	**$345,971.31**	**$613,690.96**	**$978,613.71**
NET OPERATING INCOME	**$ (18,951.44)**	**$ (345,971.31)**	**$ (613,690.96)**	**$ (978,613.71)**
NET INCOME	**$ (18,951.44)**	**$ (345,971.31)**	**$ (613,690.96)**	**$ (978,613.71)**

Accrual Basis

Atmos Home Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD FROM AUGUST 23, 2017 (INCEPTION) TO DECEMBER 31, 2019
(unaudited)

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity (Deficit)
August 23, 2017 (Inception)	-	-	-	-	-
Stock issued for cash	1,021,547	-	18,954	-	18,954
Net income (loss)	-	-	-	(18,951)	(18,951)
December 31, 2017	1,021,547	$ -	$ 18,954	$ (18,951)	$ 2
Stock issued for cash	519,972	-	509,822	-	509,822
Net income (loss)	-	-	-	(345,971)	(345,971)
December 31, 2018	1,541,519	$ -	$ 528,776	$ (364,923)	$ 163,853
Stock issued for cash	69,800	-	307,972	-	307,972
Net income (loss)	-	-	-	(613,691)	(613,691)
August 31, 2019	1,611,319	$ -	$ 836,748	$ (978,614)	$ (141,865)

Atmos Home Inc.

STATEMENT OF CASH FLOWS

August 23, 2017 - August 31, 2019

	AUG 23 - DEC 31, 2017	JAN - DEC 2018	JAN - AUG, 2019	TOTAL
OPERATING ACTIVITIES				
Net Income	(18,951.44)	(345,971.31)	(613,690.96)	$ (978,613.71)
Adjustments to reconcile Net Income to Net Cash provided by operations:				$0.00
Uncategorized Asset		0.00		$0.00
Direct Deposit Payable			0.00	$0.00
Payroll Liabilities:Federal Taxes (941/944)			0.00	$0.00
Payroll Liabilities:Federal Unemployment (940)			158.91	$158.91
Payroll Liabilities:FL Unemployment Tax			64.22	$64.22
Pre-order Sales Deposits			288,190.58	$288,190.58
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00	288,413.71	$288,413.71
Net cash provided by operating activities	**$ (18,951.44)**	**$ (345,971.31)**	**$ (325,277.25)**	**$ (690,200.00)**
INVESTING ACTIVITIES				
Computers			(3,198.59)	$ (3,198.59)
Furniture and Fixtures		(149.08)	(1,003.00)	$ (1,152.08)
Deposits - Rent		(1,500.00)		$ (1,500.00)
Net cash provided by investing activities	**$0.00**	**$ (1,649.08)**	**$ (4,201.59)**	**$ (5,850.67)**
FINANCING ACTIVITIES				
Capital Contributions	18,953.82	509,822.31	307,972.22	$836,748.35
Net cash provided by financing activities	**$18,953.82**	**$509,822.31**	**$307,972.22**	**$836,748.35**
NET CASH INCREASE FOR PERIOD	**$2.38**	**$162,201.92**	**$ (21,506.62)**	**$140,697.68**

Atmos Home Inc.
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Atmos Home Inc. was formed on August 23, 2017 ("Inception") in the State of Florida. The financial statements of Atmos Home Inc. (which may be referred to as the "Company", "Atmos", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Atmos Home is a technology hardware developer and manufacturer in the smart or connected home technology industry. Atmos designs hardware and software to create advanced home automation control systems. We've developed intelligent voice/speech recognition technology, along with a powerful operating system, and integrated multiple communication standards to make the AtmosControl smart home system compatible with most connected home devices.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of August 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to: technological changes in the Company's industry, and competition in our space. Adverse developments in these general business and economic conditions, including recession, downturn or otherwise, could have a material adverse effect on the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the manufacture and sale of Atmos home control systems when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. No revenues have been derived to date.

Income Taxes

The Company is taxed as a corporation. Accordingly, the Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company has chosen a fiscal year-end of December 31st. The accompanying financial statements do not provide a provision for income taxes and the related disclosures as the Company has not completed a taxable year. In addition, the Company expects to record a full valuation allowance on any deferred tax assets. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

The Company has authorized 5,000,000 shares of common stock, no par value. As of August 31, 2019, the company has currently issued 1,611,319 shares of common stock.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after August 31, 2019 through October 9, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.